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EXHIBIT 99.4

[INGEN LOGO]

285 E. County Line Road
Calimesa  CA 92320
800-259-9622
800-777-1186 FAX

               (NDCA) NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT
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In consideration of the promises and agreements herein, the parties acknowledge the importance of shared profits, confidentiality, non-disclosure and trade secrets. In accordance to future Agreement(s), the individual acknowledges that during the course of this Agreement between the Company and the Individual, the Individual will have or has had access to and will continue to have access to various confidential information and trade secrets consisting of compilations of information, records, specifications and trade lists, which are owned by the Company and which are frequently used in the normal operation of the Company's business. The Company has developed product lines referred to as BAFI(TM) and Secure Balance(TM); and information about these products and any other Company product is proprietary and confidential to the Company and is included herein under the same terms and conditions.

The Individual shall not disclose any of the aforesaid confidential information or trade secrets, directly or indirectly, nor use them in any way, either during the term of this Agreement or at any time thereafter during the five years after termination of this Agreement, except as required with the individual's engagement with the Company, but does not include information already within the public domain at the time the information is acquired by the Individual, or information that subsequently becomes public through no act or omission of the Individual or Company.

The Individual agrees that all files, records, documents, drawings, specifications, equipment and similar items relating to the business of the Individual, whether prepared by the Individual or otherwise, coming into the Individual's possession shall remain the exclusive property of the Company during and after the Agreement between the Company and the Individual.

During the term of this Agreement, the Individual shall not, directly or indirectly, either as an employee, employer, consultant, agent, representative, principal, partner, stock holder, corporate officer, director or in any individual capacity engage or participate in any business that is in competition in any manner whatsoever with the business of the Company.

The term of this Agreement is effective as the date signed below and will be in force, regardless of any circumstance, for five years within the United States and Foreign Countries accordingly.

In the event of an alleged breach of this Agreement by the individual, it is specifically agreed by the parties that the Company may seek any and all legal redress, including, without limitation, restraining orders and injunctive relief, in a federal or state court within San Bernardino County, California (which shall have jurisdiction and be the proper place of venue); and if any breach is proven, the individual shall pay the reasonable attorney's fees and costs of the Company, as well as any proven damages.

In the event a court of competent jurisdiction rules that a provision of this Agreement is illegal or void, the remainder of this Agreement shall remain intact, with full force and legal effect.

 In witness whereof, the parties set their hand this 12th day of November, 2004.



Individual:
                      --------------------------------        ------------------
                      Michael Stulmaker                       Date
                      MW Leasing, Inc.
                      620 N. Coit Rd., Suite 2150-B
                      Richardson, TX 75080

Company:              /s/ Scott Sand                          November 12, 2004
                      --------------------------------        ------------------
                      Scott Sand, CEO   & Chairman            Date
                      Ingen Technologies, Inc.